AbbVie Inc. 1 North Waukegan Rd North Chicago, IL 60064

March 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Laura Crotty and Suzanne Hayes

Re:	AbbVie Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 21, 2020
File No. 001-35565

Dear Ms. Crotty and Ms. Hayes:

This letter sets forth below AbbVie Inc.’s (the “Company”) responses to the letter, dated March 16, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2019 filed by the Company on February 21, 2020.

In order to facilitate your review of our responses, we have restated the Staff’s comment in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2019

Exhibits

1.	Staff’s comment: We note your response to our prior comment 3. In addition, please also revise your disclosure in future filings to clearly state whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in future filings to clearly state whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

March 19, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer Lagunas at 847-935-0056 or jennifer.lagunas@abbvie.com.

Sincerely,

/s/ Robert A. Michael
Robert A. Michael, Executive Vice President, Chief Financial Officer (AbbVie Inc.)

VIA EMAIL

cc:	Richard A. Gonzalez, Chief Executive Officer (AbbVie Inc.)

Laura Schumacher, Vice Chairman, External Affairs and Chief Legal Officer

(AbbVie Inc.)

Jennifer Lagunas, Vice President, Corporate Legal, Governance, Operations and Assistant Corporate Secretary (AbbVie Inc.)

Sophia Hudson, P.C. (Kirkland & Ellis LLP)